Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report

Collection Period Ended 30-Sep-2016

Amounts in USD

Dates

Collection Period No.	39	
Collection Period (from... to)	1-Sep-2016	30-Sep-2016
Determination Date	13-Oct-2016	
Record Date	14-Oct-2016	
Distribution Date	17-Oct-2016	
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2016	17-Oct-2016 Actual/360 Days 32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2016	15-Oct-2016 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	275,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	115,000,000.00	92,724,964.18	82,230,499.79	10,494,464.39	91.256212	0.715048
Total Note Balance	**975,000,000.00**	**92,724,964.18**	**82,230,499.79**	**10,494,464.39**		

Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45	
Adjusted Pool Balance	999,950,218.09	117,723,719.63	107,229,255.24	
Yield Supplement Overcollateralization Amount	38,846,335.94	3,815,318.10	3,436,505.20	
Pool Balance	**1,038,796,554.03**	**121,539,037.73**	**110,665,760.44**	

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.780000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.130000%	87,316.01	0.759270	10,581,780.40	92.015482
Total		**$87,316.01**		**$10,581,780.40**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	10,827,474.32	(1) Total Servicing Fee	101,282.53
Interest Collections	275,724.89	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	100.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	103,521.69	(3) Interest Distributable Amount Class A Notes	87,316.01
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	2,533.26	(6) Regular Principal Distributable Amount	10,494,464.39
Available Collections	**11,209,354.16**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	526,291.23
Available Funds	**11,209,354.16**	**Total Distribution**	**11,209,354.16**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	101,282.53	101,282.53	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	87,316.01	87,316.01	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	87,316.01	87,316.01	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	87,316.01	87,316.01	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	10,494,464.39	10,494,464.39	0.00
Aggregate Principal Distributable Amount	10,494,464.39	10,494,464.39	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	497.10
minus Net Investment Earnings	497.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	497.10
Net Investment Earnings on the Collection Account	2,036.16
Investment Earnings for the Collection Period	2,533.26

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	121,539,037.73	12,409
Principal Collections	7,184,023.98	
Principal Collections attributable to Full Pay-offs	3,643,450.34	
Principal Purchase Amounts	0.00	
Principal Gross Losses	45,802.97	
Pool Balance end of Collection Period	110,665,760.44	11,900
Pool Factor	10.65%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.71%
Weighted Average Number of Remaining Payments	50.26	18.34
Weighted Average Seasoning (months)	12.41	47.19

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	109,239,688.39	11,789	98.71%
31-60 Days Delinquent	1,117,261.51	89	1.01%
61-90 Days Delinquent	270,001.67	19	0.24%
91-120 Days Delinquent	38,808.87	3	0.04%
Total	110,665,760.44	11,900	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	45,802.97	7	7,370,126.46	311
Principal Net Liquidation Proceeds	119.93		498,261.07	
Principal Recoveries	102,645.00		3,815,650.25	
Principal Net Loss / (Gain)	(56,961.96)		3,056,215.14	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.589%)
Prior Collection Period	0.744 %
Second Prior Collection Period	(0.238%)
Third Prior Collection Period	0.105 %
Four Month Average	0.005%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.294%
Average Net Loss / (Gain)	9,827.06

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.